SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

FIRST NATIONAL OF NEBRASKA, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $5.00 PER SHARE
(TITLE OF CLASS OF SECURITIES)

335720108
(CUSIP NUMBER)

BRUCE R. LAURITZEN
FIRST NATIONAL OF NEBRASKA, INC.
1620 Dodge Street
Omaha, NE 68102-2188
(402) 341-0500

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS)

November 9, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule  13d-1(e), 13d-1(f) or 13d-1(g) check the following box [  ]

CUSIP NO. 335720108
1.	NAME OF REPORTING PERSON John R. Lauritzen
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,922
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 4,922
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,922
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.47%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
CUSIP NO. 335720108
1.	NAME OF REPORTING PERSON Elizabeth D. Lauritzen
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 82,218
	8.	SHARED VOTING POWER 4,922
	9.	SOLE DISPOSITIVE POWER 52,286
	10.	SHARED DISPOSITIVE POWER 34,854
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,140
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
CUSIP NO. 335720108
1.	NAME OF REPORTING PERSON Bruce R. Lauritzen
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 92,618
	8.	SHARED VOTING POWER 18,343
	9.	SOLE DISPOSITIVE POWER 92,618
	10.	SHARED DISPOSITIVE POWER 5,122
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,477 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.11%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) includes an additional 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen of which he is a beneficiary and, as such, has a right to receive dividends and sale proceeds.

CUSIP NO. 335720108
1.	NAME OF REPORTING PERSON Ann Lauritzen Pape
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,717
	8.	SHARED VOTING POWER 4,922
	9.	SOLE DISPOSITIVE POWER 3,717
	10.	SHARED DISPOSITIVE POWER 4,922
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.59%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) includes an additional 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape of which she is a beneficiary and, as such, has a right to receive dividends and sale proceeds.
CUSIP NO. 335720108
1.	NAME OF REPORTING PERSON Lauritzen Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). 7-0444651
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 83,596
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 83,596
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,596
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

ITEM 4. PURPOSE OF TRANSACTION

On May 28, 1999, Elizabeth D. Lauritzen, Bruce R. Lauritzen and Ann Lauritzen Pape were appointed by a court order to act as co-conservators of all the assets of John R. Lauritzen. Elizabeth D. Lauritzen is the spouse of John R. Lauritzen and Bruce R. Lauritzen and Ann Lauritzen Pape are the adult children of John R. and Elizabeth D. Lauritzen. As a result of the appointment of Elizabeth D. Lauritzen as a co-conservator for Mr. Lauritzen, she assumed effective control over 82,218 shares of the Common Stock of FNNI consisting of (A) 52,286 shares issued in her name, but over which John Lauritzen had exercised all dispositive and voting power, (B) 16, 516 shares of Common Stock of FNNI held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen of which she is a named trustee, but over which Mr. Lauritzen had exercised dispositive and voting power, and (C)  13,416 shares of Common Stock of FNNI held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape of which she is a named trustee, but over which Mr. Lauritzen had exercised dispositive and voting power. In addition, Mrs. Lauritzen, Bruce R. Lauritzen and Ann Lauritzen Pape were granted joint voting and dispositive power over 88,518 shares of FNNI in their capacities as co-conservators for John R. Lauritzen. On October 18, 1999, the co-conservatorship was modified by court order to provide that Mrs. Lauritzen and Bruce R. Lauritzen as co-conservators on behalf of John  R. Lauritzen have the power to vote or control the voting shares of the Lauritzen Corporation.

The appointment of the conservators occurred by a court order. Accordingly, no consideration was paid by the conservators.

On November 5, 1999, the shareholders of Lauritzen Corporation adopted an Amendment to the Articles of Incorporation and a Plan of Recapitalization pursuant to which holders of seven percent (7%) voting preferred stock ( "Voting Preferred") were offered the opportunity to exchange each share of Voting Preferred for eleven percent (11%) nonvoting preferred stock ("Non-voting Preferred").

On November 9, 1999, the co-conservators exchanged 72,750.72 shares of Voting Preferred owned by John R. Lauritzen in the Lauritzen Corporation for an equal number of Non-voting Preferred. The Lauritzen Corporation holds 83,596 shares (24.99%) of the Common Stock of FNNI. As a result of the exchange of the Lauritzen Corporation's Voting Preferred, the co-conservators of Mr. John R. Lauritzen's estate no longer beneficially own the 83,596 shares of FNNI Common Stock.

Mr. Bruce R. Lauritzen, as Chairman of the Lauritzen Corporation and as the holder of the majority of the voting power of Lauritzen Corporation, has the power to vote and dispose of the 83,596 shares of Common Stock of FNNI held by the Lauritzen Corporation and, accordingly, such shares are attributed to his beneficial ownership in FNNI. Thus, Mr. Bruce  R. Lauritzen beneficially owns in the aggregate 38.11% of the Common Stock of FNNI.

Neither John R. Lauritzen, Elizabeth D. Lauritzen, Bruce R. Lauritzen, Ann Lauritzen Pape nor the Lauritzen Corporation has any plans or proposals which relate to or would result in:

  (a) The acquisition by any person of additional securities of FNNI, or the disposition of securities of FNNI;

  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FNNI or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of FNNI or any of its subsidiaries;

  (d) Any change in the present board of directors or management of FNNI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of FNNI;

  (f) Any other material change in FNNI's business or corporate structure;

  (g) Changes in FNNI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  (h) The common stock of FNNI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (i) Any action similar to any of those enumerated above.

  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  Item 5 of Schedule 13D is amended in its entirety to read as follows:

  The following table sets forth the beneficial ownership of FNNI shares for each person named in Item  2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such FNNI shares.

Name	Amount and Nature of Beneficial Ownership	Percent of Shares
John R. Lauritzen	4,922 (1)	1.47%
Elizabeth D. Lauritzen	87,140 (2)(4)(6)	26.05%
Bruce R. Lauritzen	127,477 (3)(4)	38.11%
Ann Lauritzen Pape	22,055(5)(6)	6.59%
Lauritzen Corporation	83,596	24.99%

  (1) On May 28, 1999, Elizabeth  D. Lauritzen, Bruce R. Lauritzen and Ann L. Pape were appointed by a court order to act as co-conservators of all of the assets of John R. Lauritzen. Pursuant to the conservatorship, Elizabeth D. Lauritzen, Bruce R. Lauritzen and Ann L. Pape, jointly and severally, share voting and investment power over the 4,922 shares owned by John  Lauritzen.

  (2) Consists of (A) 52,286 shares of which Elizabeth D. Lauritzen has sole investment and voting power and (B) 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen over which she has sole voting power and shares investment power with First  National Bank of Omaha, and (C) 13,416 shares held by The  Helen Roberts Trust for the Benefit of Ann Lauritzen Pape over which she has sole voting power and shares investment power with First National Bank of Omaha. In addition, Mrs.  Lauritzen serves as co-conservator of the assets of her husband, John  R. Lauritzen. As co-conservator, Mrs. Lauritzen shares voting and investment power over 4,922 shares. See footnote 1.

  (3) Consists of 9,022 shares over which Bruce R. Lauritzen exercises sole investment and voting power; 16,516 shares held by The Helen Roberts Trust for the Benefit of Bruce R. Lauritzen from which he has the right to receive dividends and sale proceeds; 200 shares over which Mr.  Lauritzen shares voting and investment power with his wife; 11,747 shares owned by the First National Pension Plan over which he exercises voting power; 1,474 shares owned by the Lauritzen Corporation pension plan over which he exercises voting power; and 83,596 shares owned by the Lauritzen Corporation over which Mr.  Lauritzen, as Chairman of the Lauritzen Corporation, has sole voting and investment power. In addition, Mr. Lauritzen serves as co-conservator of the assets of his father, John R. Lauritzen. As co-conservator, Mr. Lauritzen shares voting and investment power over 4,922 shares. See footnote 1.

  (4) Certain shares are reported as beneficially owned by both Elizabeth D. Lauritzen and Bruce  R. Lauritzen. The total number of shares beneficially owned by them, without duplication, is 193,179 or approximately 57.75% of the issued and outstanding shares.

(5)

  Consists of 3,717 shares of which Mrs. Pape exercises sole investment and voting power and 13,416 shares held by The Helen Roberts Trust for the Benefit of Ann Lauritzen Pape from which she has the right to receive dividends and sale proceeds. In addition, Mrs. Pape serves as co-conservator of the assets of her father, John R. Lauritzen. As co-conservator, Mrs. Pape shares voting and investment power over 4,922 shares. See footnote 1.

(6)	Certain shares are reported as beneficially owned by both Elizabeth D. Lauritzen and Ann L. Pape. The total number of shares beneficially owned by them, without duplication, is 90,857 or approximately 27.16% of the issued and outstanding shares.

  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The Joint Filing Agreement of John R. Lauritzen, Elizabeth D. Lauritzen, Bruce R. Lauritzen, Ann Lauritzen Pape and Lauritzen Corporation filed as an exhibit to the reporting parties' Amendment No. 8 to Schedule 13D dated May 28, 1999 is incorporated herein by reference.

  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: November 19, 1999

JOHN R. LAURITZEN

/s/ Elizabeth D. Lauritzen

By: Elizabeth D. Lauritzen, as co-conservator

/s/ Bruce R. Lauritzen

By: Bruce R. Lauritzen, as co-conservator

/s/ Ann Lauritzen Pape

By: Ann Lauritzen Pape, as co-conservator

/s/ Elizabeth D. Lauritzen

Elizabeth D. Lauritzen

/s/ Bruce R. Lauritzen

Bruce R. Lauritzen

/s/ Ann Lauritzen Pape

Ann Lauritzen Pape

LAURITZEN CORPORATION

/s/ Bruce R. Lauritzen

By: Bruce R. Lauritzen, Chairman